Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of December 31, 2023, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2023

(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	7,181
Current financial debt	2,409
Current portion of financial instruments for interest rate swaps liabilities	268
Other current financial instruments — liabilities	178
Financial liabilities directly associated with assets held for sale	360
Total current financial debt	10,396
Non-current financial debt	40,478
Non-controlling interests	2,700
Shareholders’ equity
Common shares	7,616
Paid-in surplus and retained earnings	126,857
Currency translation adjustment	(13,701)
Treasury shares	(4,019)
Total shareholders’ equity — TotalEnergies share	116,753
Total capitalization and non-current indebtedness	159,931

As of December 31, 2023, TotalEnergies SE had an authorized share capital of 3,436,374,353 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,412,251,835 ordinary shares, of which 60,543,213 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 24, 2023.

As of December 31, 2023, approximately $8,427 million of TotalEnergies’ non-current financial debt was secured and $32,051 million was unsecured, and all of TotalEnergies’ current financial debt of $10,396 million was unsecured. As of December 31, 2023, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 24, 2023.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since December 31, 2023.